Exhibit 99.3

Proposed Employee Stock Option Exchange Program Q&A

Why has the company decided on these particular terms for the exchange?

As a publicly traded company, we are subject to very specific regulatory guidelines governed by the SEC and NASDAQ. We believe that the elements of our proposed exchange – including who is eligible to participate, delivering new stock options or RSUs with an aggregate fair value equal to or less than the aggregate fair value of the surrendered options, and the exclusion of options granted within the six months preceding the exchange date or that will expire within six months following the completion of the exchange – make the most sense for employees and the company and will allow us to gain the support of our stockholders.

Why are we exchanging options for either options or RSUs?

We have retained the flexibility to grant either options or RSUs in the exchange so that we can tailor our exchange program to what makes the most sense for us in light of market conditions and other factors at the time the option exchange commences. We believe this is consistent with our current compensation approach and allows us to design the exchange to provide the best potential equity compensation value for employees whose options are underwater. In certain cases where the exchange would result in a small number of options or RSUs, we may consider exchanging a cash payment for the underwater options.

Why are options being exchanged for newly issued options or RSUs having the same aggregate fair value?

Delivering new RSUs or options with an aggregate fair value approximately equal to or less than the aggregate fair value of exchanged options is considered a best practice in implementing an exchange that stockholders can support, and we believe that it makes the most sense for employees, the company and our stockholders. Keep in mind that this value comparison is of the “fair value” of the surrendered options and the newly issued RSUs or options for accounting purposes. While options that are underwater are being surrendered in the exchange, any newly issued RSUs will have immediate “in the money” value (subject to vesting) and any newly issued options will have an exercise price equal to the closing price of our common stock on the day of completion of the option exchange.

Does this mean the company is no longer bullish about our future, and the performance of our stock?

We are a strong company with a strong future. This proposed exchange recognizes that some option grants are underwater due to the significant decline in our stock price in light of the global financial and economic crisis. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The option exchange will give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions.

Is there anything I should do?

Right now, there’s nothing you need to do. The next step is stockholder approval of the proposed exchange at our annual stockholders’ meeting on June 19. Assuming stockholders approve the amendments necessary to permit the option exchange program, we will have up to a year (June 2010) to set a date and begin the exchange. Once a date is set to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

The option exchange described in this summary has not yet commenced. Electronics For Imaging, Inc (“EFI”) will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposals to be voted on by EFI’s stockholders with respect to the option exchange program discussed in this Q&A, EFI has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. EFI stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposal, because they will contain important information about the proposal to be voted on by stockholders referenced in this summary.

EFI stockholders and option holders will be able to obtain the written materials described above and other documents filed by EFI with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by EFI with the SEC by directing a written request to: Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404, Attention: Investor Relations.